Exhibit (2)(l)

February 25, 2015

John Hancock Tax-Advantaged Global Shareholder Yield Fund

601 Congress Street

Boston, Massachusetts 02210

Ladies and Gentlemen:

We have acted as counsel to John Hancock Tax-Advantaged Global Shareholder Yield Fund, a business trust formed under the laws of the Commonwealth of Massachusetts (the “Trust”), in connection with the filing with the Securities and Exchange Commission (“SEC”) of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-2 (File Nos. 333-201040and 811-22056) (the “Pre-Effective Amendment”), for the registration of up to 1,500,000 common shares of beneficial interest of the Trust, par value $0.01 per share (the “Shares”) under the Securities Act of 1933, as amended (the “1933 Act”). This amount represents Shares previously registered on Form N-2 (Reg. No. 333-181288) and being carried forward as permitted by Rule 415 (a)(6) and Rule 457 (p) under the 1933 Act. The Fund has carried forward 315,404 unsold Shares.

You have requested our opinion as to the matters set forth below in connection with the filing of the Pre-Effective Amendment. For purposes of rendering that opinion, we have examined the Pre-Effective Amendment, the Declaration of Trust of the Trust, as amended, and Bylaws of the Trust, as amended, and the actions of the Board of Trustees of the Trust that provide for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Trust. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal laws of the United States of America and the laws of the Commonwealth of Massachusetts that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, it is our opinion that the Shares have been duly authorized for issuance by the Trust and, when issued and delivered against payment therefore as described in the Prospectus included in the Registration Statement, will be validly issued, fully paid and nonassessable. In this regard, however, we note that the Trust is a Massachusetts business trust and, under certain circumstances, shareholders of a Massachusetts business trust could be held personally liable for the obligations of the Trust.

We hereby consent to the filing of this opinion with the SEC as an exhibit to the Pre-Effective Amendment. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Yours truly,

/s/ K&L Gates LLP